================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL PERIOD ENDED DECEMBER 29, 1999 or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ______________ to ______________


                          Commission File No. 1-10863


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                              BRISTOL COMPRESSORS
                          THRIFT AND RETIREMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        YORK INTERNATIONAL CORPORATION
                           631 South Richland Avenue
                           York, Pennsylvania 17403


================================================================================

                                      INDEX
                                      -----

Item                                                                      Page
----                                                                      ----
Signature................................................................  2

Financial Statements and Supplemental Schedule...........................  3

Exhibit Index............................................................ 15

Exhibit.................................................................. 16

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       BRISTOL COMPRESSORS
                                       THRIFT AND RETIREMENT PLAN



Date:  June 22, 2000                   By: /s/ Jane G. Davis
    ------------------------               ---------------------------
                                       Jane G. Davis
                                       Member, Pension and Investment Committee

                              BRISTOL COMPRESSORS
                          THRIFT AND RETIREMENT PLAN

                             Financial Statements
                                      And
                             Supplemental Schedule

                   December 29, 1999 and September 30, 1999

                          Independent Auditors' Report


Pension and Investment Committee
Bristol Compressors Thrift and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the Bristol Compressors Thrift and Retirement Plan as of December 29, 1999 and September 30, 1999, and the related statement of changes in net assets available for benefits for the three-month period ended December 29, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bristol Compressors Thrift and Retirement Plan as of December 29, 1999 and September 30, 1999, and the changes in net assets available for benefits for the three-month period ended December 29, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KMPG LLP

June 9, 2000

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

                Statements of Net Assets Available for Benefits

                   December 29, 1999 and September 30, 1999


                                                      December 29,         September 30,
                               Assets                     1999                 1999
                                                    ----------------     ----------------
Investments:
     At fair value                                   $    21,089,434           18,115,726
     At contract value                                    15,250,384           14,885,256
     Participant notes receivable, at cost                 2,057,543            1,945,058
                                                    ----------------     ----------------
              Total investments                           38,397,361           34,946,040
                                                    ----------------     ----------------

Receivables:
     Employer's contribution                                 221,958              312,925
     Participants' contributions                             202,308              284,572
     Interest                                                 14,527               19,291
                                                    ----------------     ----------------
              Total receivables                              438,793              616,788
                                                    ----------------     ----------------
Net assets available for benefits                   $     38,836,154           35,562,828
                                                    ================     ================

See accompanying notes to financial statements.

                              BRISTOL COMPRESSORS

                           Thrift and Retirement Plan

           Statement of Changes in Net Assets Available for Benefits

                   Three-Month Period Ended December 29, 1999


                     Additions                                              1999
                                                                      ----------------
Additions to net assets attributed to:
     Investment income:
        Net appreciation in fair value of investments                 $     2,136,113
        Interest and dividends                                                843,522

     Contributions:
        Employer's                                                            584,493
        Participants'                                                         596,542
                                                                      ----------------
              Total additions                                               4,160,670
                                                                      ----------------
                 Deductions

Deductions from net assets attributed to:
     Benefits paid to participants                                            875,779
     Administrative expenses                                                   11,565
                                                                      ----------------
              Total deductions                                                887,344
                                                                      ----------------
              Net increase                                                  3,273,326

Net assets available for benefits:
     Beginning of period                                                   35,562,828
                                                                      ----------------
     End of period                                                    $    38,836,154
                                                                      ================

See accompanying notes to financial statements.

                               BRISTOL COMPRESSORS

                           Thrift and Retirement Plan

                          Notes to Financial Statements

                    December 29, 1999 and September 30, 1999




(1)    Plan Description

       The following description of the Bristol Compressors Thrift and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    General

              The Plan, amended and restated effective October 1, 1997, covers the eligible employees of Bristol Compressors, Inc. and certain of its affiliated entities (the Company). It is a contributory savings plan whereby an employee becomes eligible for participation in the Plan when he or she has attained the age of 18 and completed at least 1,000 hours of service. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is wholly-owned by York International Corporation, the Plan Sponsor.

              Effective December 29, 1999, the Plan Sponsor amended the Plan as follows:

              . Plan year changed from the 12-month period ending September 30 to the 12-month period beginning December 30 and ending December 29 except for the short plan year beginning October 1, 1999 and ending December 29, 1999.

              . For purposes of determining eligibility and vesting, participants who complete at least 1,000 hours of service during the period October 1, 1999 through September 30, 2000 shall be credited with a year of service.

              . For purposes of eligibility, to receive a profit sharing contribution with respect to the plan year beginning October 1, 1999 and ending December 29, 1999, a participant who completes at least 250 hours of service during such plan year will be credited with a year of service.

       (b)    Contributions

              Each participant that elects to participate in the savings portion of the Plan, shall contribute after-tax contributions or pretax elective deferral amounts equal to 1% to 10% of his or her eligible compensation to the Plan. The Company shall contribute on behalf of each participant an amount equal to 10% of the first 5% of the participant's contributions. The Company shall also contribute each year a profit sharing contribution to the Plan in amounts equal to 3.2% to 4.0% of compensation, as defined and limited in the Plan, to participants who have completed a Year of Service and are employed on the last day of the Plan Year.

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

                         Notes to Financial Statements

                   December 29, 1999 and September 30, 1999

(c)  Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)  Vesting

     Participants are immediately vested in their contributions and their employer matching contributions plus actual earnings thereon. Vesting in the Company's profit sharing contribution account plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after seven years of credited service, as follows:

               Years of                           Vested
               vesting service                percentage
               -----------------------------------------
               Less than 1                             0%
               1                                      10
               2                                      20
               3                                      30
               4                                      40
               5                                      60
               6                                      80
               7                                     100
               =========================================

(e)  Investment Options

     Upon enrollment in the Plan, a participant may direct employee contributions in 10 percent increments in any of fifteen investment options.

          The "Fixed Income Fund," under an agreement between the trustee and various insurance companies, provides a guaranteed rate of interest on contributions.

          The "Puritan Fund" is a mutual fund which seeks to obtain as much income as possible, consistent with the preservation and conservation of capital, by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

          The "Magellan Fund" is a mutual fund which invests primarily in common stock, and securities convertible into common stock, of U.S., multinational, and foreign companies of all sizes that offer potential for growth.

                                         BRISTOL COMPRESSORS

                                     Thrift and Retirement Plan

                                    Notes to Financial Statements

                   December 29, 1999 and September 30, 1999



                 The "Equity Income Fund" is a growth and income fund. It seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

                 The "Growth & Income Fund" is a growth and income fund. It seeks high total return through a combination of current income and capital appreciation. It invests in securities of companies that pay current dividends and offer potential growth of earnings, such as common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities.

                 The "OTC Portfolio Fund" is a growth fund. It seeks long-term capital appreciation by investing primarily in securities traded on the over-the-counter securities market. Securities in which the fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges.

                 The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally at least 65% of the fund's total assets will be invested in securities of issuers from at least three different countries outside of North America.

                 The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

                 The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 1-10 years.

                 The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 10-20 years.

                 The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 20-30 years.

                 The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 30-40 years.

                                       BRISTOL COMPRESSORS

                                   Thrift and Retirement Plan

                                  Notes to Financial Statements

                   December 29, 1999 and September 30, 1999



                 The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

                 The "U.S. Bond Index Portfolio Fund" is an income fund. It seeks investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

                 The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock. If participants choose to invest in the York International Stock Fund, the following restrictions will apply to their investment:

                 . Limitation on New Contributions - participants will only be permitted to invest up to 20% of any new contributions to the Plan in the York International Stock Fund.

                 . No Rollover Purchase - participants will not be permitted to invest any portion of a rollover contribution in the York International Stock Fund.

                 . No Transfers from Other Funds into the York International Stock Fund - although participants will be able to continue to make exchanges between other investment funds, participants will not be permitted to transfer amounts that are invested in another investment fund into the York International Stock Fund.

                 . Sales of York International Stock Fund must occur during window period - although participants will be permitted to sell any portion of their investment in the York International Stock Fund and invest the proceeds of that sale into another investment fund, any sale can only occur during a "window" period that will be established by the Plan Sponsor. Throughout the year, participants will be notified of upcoming window periods.

              Participants may change their investment options once a month.

                                     BRISTOL COMPRESSORS

                                 Thrift and Retirement Plan

                                Notes to Financial Statements

                   December 29, 1999 and September 30, 1999




       (f)    Participant Notes Receivable

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed or variable rate of interest commensurate with the interest rates charged by persons in the business of lending money on a national basis for loans that would be made under similar circumstances. Interest rates range from 9.5 percent to 9.75 percent. Principal and interest is paid ratably through quarterly payroll deductions.

       (g)    Payment of Benefits

              On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity. For the York International Stock Fund, participants may elect to receive cash or shares of York International Corporation stock and cash with cash representing the value of any fractional share. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

       (h)    Forfeited Accounts

              At December 29, 1999, forfeited nonvested accounts totaled $185,133. These accounts will be used to reduce future employer contributions. Employer contributions were not reduced by forfeited nonvested accounts during the three-month period ending December 29, 1999.


(2)    Summary of Significant Accounting Policies

       (a)    Basis of Accounting

              The financial statements of the Plan are prepared on the accrual basis of accounting.

       (b)    Administrative Expenses

              Certain administrative expenses are paid by the Plan Sponsor.

       (c)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                                     BRISTOL COMPRESSORS

                                 Thrift and Retirement Plan

                                Notes to Financial Statements

                   December 29, 1999 and Setempber 30, 1999



       (d)    Investment Valuation and Income Recognition

              Investments in the Magellan Fund, Puritan Fund, Equity Income Fund, Growth & Income Fund, OTC Portfolio Fund, Overseas Fund, Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, Spartan U.S. Equity Index Fund, and Fidelity U.S. Bond Index Portfolio Fund are stated at fair value as reported by the Trustee.

              Participant Notes Receivable are valued at cost which approximates fair value.

              The Fixed Income Fund is fully benefit-responsive and in accordance with Statement of Position No. 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans" is recorded at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The average yield for the three-months ended December 29, 1999 was 6.06%. The crediting interest rate at December 29, 1999 was 6.32%. Crediting interest rates for traditional bank and insurance company contracts are primarily fixed for the life of the contract. Crediting interest rates for synthetic contracts are reset monthly or quarterly, depending on contract terms.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       (e)    Payment of Benefits

              Benefits are recorded when paid.


(3)    Investments

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's December 29, 1999 financial statements. The Plan's September 30, 1999 financial statements have been reclassified to conform with the current presentation.

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

                         Notes to Financial Statements

                   December 29, 1999 and September 30, 1999

The following table separately identifies those investments which represent 5 percent or more of the Plan's net assets.

                                                   December 29,   September 30,
                                                      1999            1999
          Mutual Funds:                           --------------  -------------

             Fixed Income Fund (1)                $  15,250,384     14,885,256
             Magellan Fund                            5,781,109      5,099,151
             Freedom 2010 Fund                        2,535,609      2,242,473
             OTC Portfolio Fund                       1,944,387      1,318,962
             Freedom 2020 Fund                        2,220,655      1,755,204
             Other                                    8,607,674      7,699,936
          Participant Notes Receivable                2,057,543      1,945,058
                                                  --------------  -------------
                                                  $  38,397,361     34,946,040
                                                  ==============  =============

          (1) Includes nonparticipant-directed unallocated forfeited nonvested accounts of $185,133 and $123,216 at December 29, 1999 and September 30, 1999, respectively. The increase is attributable to additional forfeited nonvested accounts of $61,917 for the three-month period ended December 31, 1999.


     During the three-month period ended December 29, 1999, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $2,136,113.

(4)  Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $11,565 for the three months ended December 29, 1999.

     In addition, the Plan may invest in a fund containing common stock of the Plan sponsor, York International Corporation, and therefore, these transactions qualify as party-in-interest transactions.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(6)  Tax Status

     The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                              BRISTOL COMPRESSORS

                          Thrift and Retirement Plan

               Schedule of Assets Held for Investment Purposes

                               December 29, 1999

                                                                                                          Current
        Identity of issuer                         Description of investment                               value
----------------------------------    --------------------------------------------------------         -------------
*   Fidelity Investments              Fixed Income Fund (1)                                             $15,250,384
*   Fidelity Investments              Puritan Fund                                                          866,377
*   Fidelity Investments              Magellan Fund                                                       5,781,109
*   Fidelity Investments              Equity Income Fund                                                    706,137
*   Fidelity Investments              Growth & Income Fund                                                1,557,224
*   Fidelity Investments              OTC Portfolio Fund                                                  1,944,387
*   Fidelity Investments              Overseas Fund                                                         432,191
*   Fidelity Investments              Freedom Income Fund                                                    41,405
*   Fidelity Investments              Freedom 2000 Fund                                                     975,521
*   Fidelity Investments              Freedom 2010 Fund                                                   2,535,609
*   Fidelity Investments              Freedom 2020 Fund                                                   2,220,655
*   Fidelity Investments              Freedom 2030 Fund                                                   1,717,274
*   Fidelity Investments              Spartan U.S. Equity Index Fund                                      1,857,720
*   Fidelity Investments              U.S. Bond Index Portfolio Fund                                        453,825
                                      Participant Notes Receivable (interest of 9.5% - 9.75%)             2,057,543
                                                                                                        -----------
                                                                                                        $38,397,361
                                                                                                        ===========

*   Party-in-Interest

(1) Includes nonparticipant-directed amounts at cost and current value of $185,133.

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.          Document
----------           --------

  23                 Consent of Independent Auditors